SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                      For the Year Ended December 31, 2000

                                       of

                       DUKE ENERGY RETIREMENT SAVINGS PLAN

                          Commission File Number 1-4928


                Issuer of Securities held pursuant to the Plan is
               DUKE ENERGY CORPORATION, 422 South Church Street,
                      Charlotte, North Carolina 28202-1904

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN


                 Financial Statements and Supplemental Schedules
                        with Independent Auditors' Report

                           December 31, 2000 and 1999

                                TABLE OF CONTENTS


Independent Auditors' Report                                                 3

Financial Statements:
          Statements of Net Assets Available for Benefits,
            December 31, 2000 and 1999                                       4
          Statement of Changes in Net Assets Available for Benefits
               For the Year Ended December 31, 2000                          5
          Notes to Financial Statements                                     6-10
Supplemental Schedule:
          Form 5500, Schedule H, Line 4i - Schedule of Assets Held for
            Investment Purposes at End of Year                               11

NOTE: The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

                          INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Duke Energy Retirement Savings Plan
Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of Duke Energy Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Charlotte, North Carolina
June 22, 2001

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

(IN THOUSANDS)
--------------------------------------------------------------------------------
Assets:                                                 2000             1999
                                                        ----             ----

   Investments( Notes 2, 3 and 4)                    $2,709,289       $2,030,923

   Receivables:
     Securities sold                                        381            1,798
     Accrued interest and dividends                       1,827              310

                                                     ----------       ----------
          Total Assets                                2,711,497        2,033,031

Liabilities:
   Payables for securities purchased                        555            2,650
   Other payables                                           784            3,552

                                                     ----------       ----------

          Total Liabilities                               1,339            6,202
                                                     ----------       ----------

Net assets available for benefits                    $2,710,158       $2,026,829
                                                     ==========       ==========


See notes to financial statements.

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000

(IN THOUSANDS)
--------------------------------------------------------------------------------
Additions to net assets attributed to:

   Investment income: (Notes 2, 3 and 4)
        Dividends                                                     $   55,162
        Interest                                                          10,751
        Net appreciation in fair value of investments                    792,321
                                                                      ----------
           Total investment gain                                         858,234

   Contributions:
        Employer
                                                                          55,213
        Participant                                                       94,599
        Rollovers from other plans (Note 1)                                3,030
                                                                      ----------
           Total contributions                                           152,842
                                                                      ----------

          Total additions                                              1,011,076
                                                                      ----------

Deductions from net assets attributed to:
   Distributions to participants                                         325,774
   Administrative expenses                                                 1,973
                                                                      ----------

          Total deductions                                               327,747
                                                                      ----------

Net increase in net assets available for benefits                        683,329

Net assets available for benefits - beginning of year                  2,026,829
                                                                      ----------

Net assets available for benefits - end of year                       $2,710,158
                                                                      ==========



See notes to financial statements.

                                   DUKE ENERGY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements

1. Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Participation and Purpose
The Duke Energy Corporation Retirement Savings Plan is sponsored by Duke Energy Corporation and its participating affiliates which are Crescent Resources, Inc., Duke Engineering & Services, Inc. (including its wholly-owned subsidiaries DE&S Northwest, Inc. and Intera, Inc.), Nantahala Power and Light Company (Nantahala), Duke Energy International, Inc., Duke Project Services, Inc., and DukeSolutions, Inc. (collectively referred to as the "Employing Company").

On January 1, 1999 the Plan was converted to an Employee Stock Ownership Plan and renamed as the Duke Energy Retirement Savings Plan. Under the Plan, most participating companies match contributions to a maximum of six percent of eligible pay. Some participating companies have a lower maximum. The Plan offers seven investment options whose objectives are similar to those of the former Plan.

The purpose of the Plan is to provide an opportunity for eligible employees of the Employing Company to enhance their long-range financial security through tax deferred savings with the benefit of contributions by the Employing Company, to diversify their investments under the Plan among certain mutual funds, and to acquire an investment interest in common stock of Duke Energy Corporation (Common Stock), thus enhancing the ability of employees to share in the corporation's success. This defined contribution plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of the Employing Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen and 2) have been an employee throughout the three immediately preceding calendar months or have accrued 1,000 hours of service within a plan year.

Trustee
Effective February 1, 2000, Wachovia Bank sold its master trust and institutional custody lines of business to State Street Bank and Trust Company. State Street replaced Wachovia as the Plan's Trustee.

Contributions
Participants may authorize payroll reductions from eligible earnings in the form of Employing Company-matched deferrals and non-Employing Company matched additional deferrals. Employees may elect payroll reductions (subject to certain limitations) of up to 15% of eligible earnings without regard to years of service. Deferrals (subject to certain limitations) may range from 1% to 6% while the additional deferrals (subject to certain limitations) may range from 1% to 9%. Various provisions of the Internal Revenue Code may limit both the deferrals and additional deferrals of some highly compensated employees. All deferrals and additional deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but both are subject to payroll taxes. Participant deferrals and additional deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The Employing Company contributes (subject to certain limitations) an amount equal to 100% of the first 6% deferred in any pay period. Employing Company matching contributions are intended to satisfy the requirements of
Section 401(m) of the Internal Revenue Code.

Rollovers from Other Plans
Rollovers from other plans represent amounts recorded when new employees who elect enrollment in the Plan transfer account balances from other eligible, tax-qualified plans. Rollovers of $3,030,672 in 2000 were from various new hires and acquisitions.

Investments
Subject to limitations discussed below, participants may invest their accounts in any or all of the investment funds offered in the Plan. Participants who continue to hold U.S. Savings Bonds are restricted to investing in Duke Energy Corporation Common Stock. Participant accounts invest in "units" of a fund based on its market price. The value of an account is updated daily. Throughout the plan year, seven funds were offered for investment.

Duke Energy Corporation reserves the right to change the investment funds offered from time to time. Units in any fund that is deleted would be liquidated and transferred to another fund of the participant's choice.

Participant balances that are attributable to contributions to the Duke Energy Corporation Employees' Stock Ownership Plan or the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and participating Affiliates may only be invested in the Duke Energy Corporation Common Stock Fund.

Participants' Accounts
The deferrals and additional deferrals are invested as directed by the participant. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of section 404(c) of ERISA. Employing Company matching contributions are invested in the Duke Energy Corporation Common Stock Fund. Shares and Common Stock dividends are allocated to individual participant accounts in proportion to the amounts of their deferrals, additional deferrals and related employer contributions.

Vesting and Distribution
All participant deferrals and contributions and Employing Company matching contributions are 100% vested for all participants. A participant may elect to receive distributions from his Employing Company matching contribution account to the extent Employing Company contributions have matured. Employing Company matching contributions mature at the end of the 24th month following the month in which the contributions are made to the accounts. A participant may request a distribution from his deferral account, including his additional deferral account and rollover account, made on a pretax basis, only if he suffers a hardship or is at least age 59 1/2. A hardship distribution must comply with
Section 401(k) of the Internal Revenue Code.

Payment of Benefits
On termination of service for any reason a participant or, if the participant is dead, his beneficiary, may request the distribution of the balance in all of his accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed until a date that follows the occasion for distribution by not more than one year.

Employee Loans Receivable
Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the rate charged by the Trustee of the Plan on similar commercial loans. Principal and interest is paid ratably through monthly payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

Plan Termination
The Employing Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan subject to provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on the balances in their individual accounts at the date of termination.

2. Summary of Significant Accounting Policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition
Investments are reported at fair market value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses
Administrative expenses are paid by the trust to third party vendors.

3. Investments:

The following presents investments that represent 5% or more of the Plan's net assets (in thousands):

                                                                            December 31,
                                                                         2000          1999
                                                                         ----          ----
Duke Energy Corporation common stock, 21,603 and 26,740
   shares, respectively                                              $1,841,861*   $1,340,330*
Barclay's Global Investors Equity Index Fund, 12,697 and 10,815
   shares, respectively                                                 220,548       206,669
Diversified Wachovia Short Term Investment Fund, 0 and 116,484
   shares, respectively                                                      --       116,484*
State Street Bank Short Term Investment Fund, 243,238 and
   0 shares, respectively                                               243,238*           --

* Nonparticipant - directed

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $792,321 as follows:

Common Stock                                                        $ 832,507
Equity Funds                                                          (41,430)
Other securities                                                        1,244
                                                                    ---------
                                                                    $ 792,321
                                                                    =========

4. Nonparticipant-Directed Investments:

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          December 31,
                                                   2000                 1999
                                                   ----                 ----
Net Assets:
Common stock                                   $ 1,841,861          $ 1,340,330
Short-term investment funds                        243,238              116,484
                                               -----------          -----------
                                               $ 2,085,099          $ 1,456,814
                                               ===========          ===========


                                                                  Year ended
                                                              December 31, 2000
                                                              -----------------
Changes in Net Assets:
Contributions                                                      $ 55,213
Dividends                                                            55,162
Net appreciation in fair value of investments                       852,504
Distributions to participants                                      (215,755)
Transfers to participant-directed investments                      (118,839)
                                                                  ---------
                                                                  $ 628,285
                                                                  =========

5. Related Party Transactions:

In accordance with terms of a trust agreement, the Trustee, State Street Bank and Trust Company, holds all investments and makes distributions to participants and, therefore, these transactions qualify as party in interest transactions. Fees paid by the Plan for the investment administrative expenses amounted to $1,973,000 for the year ended December 31, 2000.

6. Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy Corporation by a letter dated April 10, 1998, that the Plan is qualified and the trust which forms a part of the Plan is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code (the Code). The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           Duke Energy Retirement Savings Plan



Date:  June 29, 2001                  By:    /s/ Charlotte Wayland
                                           ------------------------------------
                                           Charlotte Wayland
                                           Chairman, Benefits Committee

                                                             DUKE ENERGY
                                                       RETIREMENT SAVINGS PLAN
                       Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes at End of Year
                                                          December 31, 2000

(IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------------
   Identity of Issue, Borrower, Lessor
   or Similar Party                                           Description of Investment  Number of Shares     Cost     Market Value
 * Duke Energy Corp                                                  Common Stock              21,603       $700,654    $1,841,661
   Barclays' Global Investors Equity Index Fund                      Equity Fund               12,697        215,776       220,548
   Capital Guardian Int'l. Equity Fund                               Equity Fund                5,140         64,476        68,984
   BGI Russell 1000 Value Fund                                       Equity Fund                4,940         46,835        50,485
   J. P. Morgan Disciplined Equity Fund                              Equity Fund                3,734         85,192        85,471
   US Large Cap Fund                                                 Equity Funds                 706         36,119        33,814
   Barclays' Global Investors Russell 2000 Equity Index Fund         Equity Funds               5,983         67,563        68,149
   MAS Funds Advisory MTG Portfolio                                  Equity Fund                2,018         20,083        19,728
   Morgan Stanley Bond Fund                                           Bond Funds                    -         15,719        15,742
 * State Street Bank Short Term Investment  Fund                  Money Market Fund           243,238        243,238       243,238
 * Employee Loans Receivable                                      Participant Loans,                -         61,469        61,469
                                                            Interest Rates 8.00% - 10.50%
                                                                                                           ----------  -------------
                                                                                                           $1,557,124    $2,709,289
                                                                                                           ==========  =============
 * Permitted party-in-interest